FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July 30, 2002

ABN AMRO HOLDING N.V.
ABN AMRO BANK N.V.
(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

FORM 20-F X       FORM 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES___          NO X

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

INDEX TO EXHIBITS

Item

1.      Press release dated July 24, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: July 30, 2002	By:	/s/ R.W.J. Groenink

Name: R.W.J. Groenink
Title: Chairman of the Managing Board

	By:	/s/ T. de Swaan

Name: T. de Swaan
Title: Member of the Managing Board

ABN AMRO BANK N.V.

Date: July 30, 2002	By:	/s/ R.W.J. Groenink

Name: R.W.J. Groenink
Title: Chairman of the Managing Board

	By:	/s/ T. de Swaan

Name: T. de Swaan
Title: Member of the Managing Board

News Release

Media Contacts: Nadia Misconi +44 (0)20 7397 9234 misconi.n@mellon.com	Investor Relations Contacts: ABN AMRO: +31 (0) 20 62 35 767 investorrelations@nl.abnamro.com
Tim Harrison +44 (0)20 7397 9186 harrison.tm@mellon.com	Mellon: Andy Clark + 1 412 234 4633 clark.aj@mellon.com
Steven Blaney +44 (0)20 7678 8244 steven.blaney@uk.abnamro.com

Wednesday 24th July 2002 -- For Immediate Distribution

TWO GLOBAL GIANTS UNITE IN INTERNATIONAL CUSTODY JOINT VENTURE

ABN AMRO Bank N.V. and Mellon Financial Corporation today announced an agreement to formalise their current marketing alliance for global custody services. The two global financial institutions will create a new, separately capitalised financial services company, which will provide global custody and related services to clients around the world with the exception of North America. The new entity will operate with a banking licence.

Subject to regulatory approval, the new company will be formed from an alliance that has been in existence since November 1998; and will enter the next phase of its existence from a position of strength, with more than 111 clients in 26 markets and over EUR 250 billion in assets under custody. Domiciled in The Netherlands, the new company will also have a branch in London, and will employ approximately 300 people, located in The Netherlands and The United Kingdom.

The new company will officially be named ABN AMRO Mellon Global Securities Services B.V., reflecting its status as a Dutch-domiciled private limited company, founded on a capital commitment from both ABN AMRO and Mellon. The two shareholders will each hold 50% of the equity in the company. The new company will also benefit from the sound credit ratings, strong reputation and broad financial services expertise of its two parents.

Nadine Chakar, who has acted as Managing Director for the ABN AMRO Mellon alliance since its inception, has been appointed as Chief Executive Officer of the new company, and will head a Managing Board responsible for executive management. This will be overseen by a Supervisory Board consisting of four representatives from both ABN AMRO and Mellon.

“ABN AMRO Mellon has been a huge success from day one,” said Jim Palermo, President of Mellon Global Securities Services. “Its unique combination of strengths has served clients extremely well for the past three years. The agreement to establish a legal entity will demonstrate our mutual commitment to our clients, employees and the custody business.”

Senior Executive Vice President and Head of Global Transaction Services at ABN AMRO, Robert van Paridon, said: "The decision to form this new company sends a clear signal to the market: both ABN AMRO and Mellon are fully committed to the custody industry, and we intend to become an even more successful player in the global custody marketplace. The outstanding results we have already seen in the global custody surveys, coupled with the excellent service that our people deliver to clients, make ABN AMRO Mellon a force to be reckoned with."

“In the past three years we have more than doubled our initial client base and assets under custody,” said Chakar. “The proven success of our technology and the excellence of our people mean that ABN AMRO Mellon is in an excellent position to grow and prosper.”

The new company will be lead regulated by De Nederlandsche Bank, the Central Bank of the Netherlands.

(ends)

Notes to Editors

ABN AMRO Mellon Global Securities Services is a 50-50 joint marketing alliance between ABN AMRO Bank N.V. and Mellon Financial Corporation, providing global custody securities services to institutions around the world with the exception of North America. The alliance combines ABN AMRO’s worldwide servicing presence with Mellon’s advanced technology and product capabilities. ABN AMRO Mellon focuses on providing both global custody and value-added products and services, such as compliance monitoring, investment accounting, performance measurement and analytics. Visit ABN AMRO Mellon’s website at www.abnamromellon.com

ABN AMRO is one of the world’s largest banks with total assets of more than $620 billion and a presence in over 60 countries. Its activities are grouped into three strategic business units: Wholesale Clients, which provides integrated corporate and investment banking services to corporate, institutional and public sector clients worldwide; Consumer & Commercial Clients, which focuses on retail and SME clients in a number of core markets; and Private Clients & Asset Management, which focuses on private banking and fund management clients. For more information, please visit ABN AMRO’s website at www.abnamro.com

Mellon Financial Corporation is a global financial services company. Headquartered in Pittsburgh, USA, Mellon is one of the world’s leading providers of financial services for institutions, corporations and affluent individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon has approximately $2.8 trillion in assets under management, administration or custody, including $588 billion under management. Its asset management companies include The Dreyfus Corporation and U.K.-based Newton Investment Management Limited. News and other information about Mellon is available at www.mellon.com.

"This announcement contains certain forward-looking statements with respect to the business, plans and objectives of ABN Amro Holding NV, ABN Amro Bank NV and/or its subsidiaries, and to its current expectations relating to its future financial condition and performance, and we claim the protection provided by Section 21E of the Securities Exchange Act of 1934 with respect to such forward-looking statements."